Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Covidien plc Q4 2014 Earnings Call Transcript

November 5, 2014

Cole Lannum - Covidien PLC - VP of IR

In addition, we understand there may be some questions around the pending transaction with Medtronic. However, we would like to remind you that those questions are best answered by Medtronic and we will only be able to speak to matters that are specifically Covidien related. We will do our best to answer your questions but understand that we may have to defer to Medtronic.

QUESTION AND ANSWER

Bob Hopkins - BofA Merrill Lynch - Analyst

Great. Good morning, everybody. So just a question for Joe and then a question for Chuck. Joe, if you have any broad comments on how the integration planning is going with Medtronic we would love to hear them. But absent that, I would love to get a quick comment from you just on geographic growth this quarter. In emerging markets maybe any color on why things seem to have accelerated in the US. Can you comment on US surgical volumes?

Joe Almeida - Covidien PLC - Chairman, President and CEO

Good morning. The integration is going well. Medtronic is doing a great job bringing the teams together. We have good people leading on both sides. The organization designs are going forward so from our perspective things are going extremely well. We just need to make sure that we support whatever needs to be supported and Medtronic needs to make this transition very smoothly and for day one for this acquisition for Medtronic to be very successful.

There is a significant amount of teams involved. There is a significant amount of people this as being a great effort and I am not surprised how companies are working well together because one of the premises of our conversations early on between Omar and me were related to how these two companies are poised and have the culture to work well together. So we are very happy with how things are going.

Kristen Stewart - Deutsche Bank - Analyst

Just wanted to say congratulations on the quarter. And I was just wondering, Joe, if you could maybe provide some perspective overall just on the management and Board’s view of the Medtronic deal given all of the things that have been kind of talked about from a treasury perspective as you guys will certainly still be shareholders of Medtronic following the close. Any thoughts I guess there?

Joe Almeida - Covidien PLC - Chairman, President and CEO

Unfortunately Cole just cut you to one question. I tell you that we are very — from the very beginning, we spoke about the nature of this deal which is purely strategic. The tax loopholes and how the tax inversion works here is more of a consequence of where Covidien sits as a company than anything else.

We didn’t speak about tax inversions between Omar and me until further into the process. These have to make sense from the point of view of two very large companies and now can service from the hospital all the way to the home in a very effective manner and two companies with large G&As that can really work hard and get the G&A down and look at synergies and costs to be able to fund even more innovation and rewarding shareholders of both companies.

So our Board feels comfortable with where we are today and I can’t speak from the shareholders’ perspective but from my perspective I would say that this is a great investment for me personally keeping the shares after the closing because I think this is going to be a wonderful company and probably the most successful med-tech company out there.

So but don’t take my comment as an incentive to approve the deal one way or the other. I am just telling you this because it is a legal requirement that we have from the Irish High Court to make sure that when we speak in public we are not swaying our shareholders one way or the other. But my personal opinion on this is that this is a great investment for me personally going forward because under Omar, this is going to be a great company.

David Lewis - Morgan Stanley - Analyst

Good morning. Maybe just one integrated question on cost and sort of for Joe and for Chuck. Joe, there is this view heading into this transaction that Covidien had reached a point where you could grow top-tier organic growth but you couldn’t deliver bottom-line earnings or you could deliver maybe 3% to 5% organic growth but you could deliver double-digit earnings. Maybe just talk to your confidence that this company, Covidien, could drive top-tier organic growth and double-digit earnings growth.

And related to that, Chuck, heading into this deal I wondered if you could just give us an update on where we stand on the cost restructuring initiatives you talked about last year, where are we either on a relative or absolute basis in terms of getting through them prior to the deal close? Thank you.

Joe Almeida - Covidien PLC - Chairman, President and CEO

I will say that the major driver for any company to achieve their organic growth above market is to do a relentless process in portfolio management. And if you look at our results today, I would say a large part of our growth are coming from these strategic initiatives that in 2013 meaning last year, we spoke to you at Investor Day in September. So that shows the effectiveness of our strategy in driving the company’s top line growth.

Bottom line growth, we will achieve double-digit growth. You can’t achieve that every year. There is things beyond your control like FX and other things but in the main, Covidien aims to double-digit growth for the bottom line and we start achieving that despite the fact that we had very tough comps in the beginning of the year.

We would be achieving double-digit growth operationally in the bottom line due to our relentless effort in optimizing costs and that is G&A, also sales coverage and cost of manufacturing, cost of production. So those things will fuel two different things.

One is we will feed the innovation back into the company which then turns into the ability to buy companies in the early stages like we just bought this past quarter but also to return money to our shareholders in two different ways, one is in earnings growth, the other way is the ability to buy shares back and continue to increase dividends. So all in all, it is all connected. But the ability to perform a relentless and (inaudible) portfolio management at the top line is what gives me confidence that Covidien has the ability to continue to grow the top line above market and will in the mid- to long-term deliver more quarters with double-digit growth on earnings than the last quarters.

Chuck Dockendorff - Covidien PLC - EVP and CFO

David, just on the cost reduction program that we started, this is relatively significant and it was really the basis and I think Joe mentioned it, where we could continue to drive as a separate organization to double-digit EPS growth. So we knew we would have to leverage SG&A and of course also drive out manufacturing costs.

I think Medtronic announced in their acquisition that they see $850 million or $40 million of synergies.

Cole Lannum - Covidien PLC - VP of IR

$850 million plus.

Chuck Dockendorff - Covidien PLC - EVP and CFO

$850 million plus of synergies and as part of that, we wanted to make sure the integration team is looking at both the reductions that we had planned as well as the additional integration savings. This is all combined together and they are all going after this. The plans for inflation, you can see the leverage that we got this year on our SG&A and some of our manufacturing cost reduction which helped us drive to double-digit growth this year. We had more of that planned.

We probably paused a little bit here in the integration planning but they are committed to capturing all of that both our standalone reductions as well as the combined entities cost savings together.

Mike Weinstein - JPMorgan - Analyst

Thanks. I just wanted to ask on the deal itself just to see where we are on the timetable for both the final proxy and a shareholder vote just to think about closing.

Cole Lannum - Covidien PLC - VP of IR

So Mike, the key is the next step is to get an effective S4. We are continuing along that process along with Medtronic and discussing that with the SEC and I don’t have a timetable at this time other than to say that we are making progress and we hope to have it soon. Once we get the effective S4, then we can establish with the Irish High Court the shareholder vote dates and we can move forward there along with our timetable that we updated last week with our joint 8-K with Medtronic. But the key right now at least from an approval standpoint is really to get that S4 deemed effective as soon as possible.

Separately, we continue along the path of Antitrust clearance but discussions on Antitrust really need to come from our partners at Medtronic. We don’t want to make any comments at this time.

Yung Li - Barclays Capital - Analyst

This is actually [Yung Li] in for Matt Taylor. Thanks for taking our questions. So I understand that you are not providing guidance but can you talk a little bit more about maybe qualitatively about the peripheral vascular business going forward? How do you think DIFINITIVE AR could change practice patterns around the use of atherectomy and DCB? Can you maybe talk about the market opportunity there and do you need to perform additional studies to increase the level of evidence? Thanks.

Joe Almeida - Covidien PLC - Chairman, President and CEO

Listen, we are very excited about some of the studies that are coming out. DEFINITIVE AR is a great one, it is a great proof of the combination of directional and mechanical atherectomy with drug-coated balloon. I think if you look at our peripheral vascular portfolio, it is a very complete portfolio. 24 months ago we started engaging and catering differently to physician owned labs. We are starting to see the results right now. It is a real tough market if you look at our competitors’ growth, our growth stands out in terms of peripheral vascular.

The overall vascular number has the compression numbers which were a little soft this quarter but if you remove that, the peripheral endovascular numbers are good and I would say that going forward, we are going to continue to invest in the clinical studies for effectiveness and also some areas will be economic studies as well. I think under the new company, this is going to be a powerhouse in peripheral vascular primarily when you look at third quarter balloon that is coming up on the Medtronic side plus all the accessories and every single thing that we have in peripheral vascular. So this is going to be a phenomenal franchise for the new company and I don’t think there is any reason to not to continue to invest heavily in the clinical and economical studies for both of them.

Anthony Petrone - Jefferies & Co. - Analyst

Maybe a broad question for Joe on the strategic aspect of the Medtronic Covidien deal. One of the benefits here is product breadth in selling to the hospital. Both companies have certainly indicated this will be a benefit going forward. Some of the other competitors in this space have mixed views about that benefit over the near term. Joe, can you provide us an update on how you see the combination benefiting from a scale standpoint assuming the transaction closes early next year? Thanks.

Joe Almeida - Covidien PLC - Chairman, President and CEO

Several aspects of this deal which are strategic in nature and they will vary in time. You will have specifically the ability to synergize businesses like peripheral vascular. We have a wonderful and probably second to none in the marketplace energy portfolio to date. Medtronic has some of that portfolio, some areas so bringing technologies together, some of the technological aspects from the synergistic products that we have and they don’t have and vice versa as well as the ability to position this company as an opinion maker in healthcare not just being a vendor to a hospital.

We need to elevate the conversation between being a vendor and being a partner and I think a company of this size with some of the efforts that Omar Ishrak and his team have done in the last couple of years in becoming more of a partner and looking at how the service of this organization can help costs plus reduce costs, plus what Covidien is doing what we call our programs, they are going to the hospitals to help physicians minimize procedure costs. So those are the immediate strategic synergies.

Secondly, you will have the cost synergies here that will bring together a great opportunity for reinvestment into the company like Omar has said in the past as well as going back to the shareholders and give this back in terms of EPS.

I would say that the volume of products we will be making and the relevance of what we will be producing six to seven categories that are most purchased in hospitals across the world, so I think we will have a voice at the table in how we can do this more effectively and change how things are done today for the benefit of the patient and the provider as well as the shareholders.

Brooks West - Piper Jaffray & Company - Analyst

Thanks for taking the questions. Chuck, I had a follow-up on the operating leverage discussion from this quarter. A very common set of questions from investors has been what could mature operating margins look like and specifically looking at the SG&A line, understanding the implications of emerging market investment? So just wanted to push you on that a little bit as we look forward to how this business might mature under Medtronic? Where do you think operating margins can get to and specifically SG&A within that. And then I had one follow-up if Cole will allow me. Thanks.

Chuck Dockendorff - Covidien PLC - EVP and CFO

I think in the past as we mentioned, we have been going after that double-digit growth on the EPS line which we would have to drive through some operating income leverage. I think you see we achieved a little under 23% and it was up 70 basis points over the prior year for the full year.

But I think you are going to see — what our plan was going into it was to drive somewhere between a 50 to 75 basis point improvement on operating margin on the bottom line, still making investments and you are offsetting that with significant productivity.

I think on the productivity for the year, we probably had roughly when you back out — take away inflation and some of the investments we are making and the portfolio moves, we get close to 300 basis points of productivity on the SG&A line. Again that is offset by those other components I talked about but that is pretty significant. But those are the kind of plans we have in place.

As the company goes with Medtronic, certainly there is a whole other set of synergies that come with that that are above and beyond what we had in our plan. So it is hard to talk about Covidien as a standalone going forward within Medtronic but I think for us we would try to drive that increase in operating margin 50 basis points a year in order to achieve the bottom line double-digit EPS growth.

Brooks West - Piper Jaffray & Company - Analyst

Thanks, Chuck. The follow-up for Joe maybe let me ask them in a set of questions. How are you managing employee turnover coming into the deal? And specifically if you look at peripheral vascular and neuro I think are the two divisions or franchises that Medtronic has called out to be integrated into their business. How are you seeing turnover and what are you doing to manage that as you look into the transaction? Thanks.

Joe Almeida - Covidien PLC - Chairman, President and CEO

We do what best practices call across the board. We do a large acquisition, you have redemption plans, you have engagement meetings with your employees, you do the best you can. Clearly you will lose people along the way but we are trying to minimize that and we have been very successful to date. Let me underscore that.

The question regarding the PV business and NV business, those businesses first of all, the NV business, Medtronic doesn’t have one so this is a great complement for Chris O’Connell’s business, deep brain stimulation and the whole neurological business of this franchise will fit that quite well. And I don’t think at this moment in time there is any plan to dismantle that or put it anywhere other than actually keep as is and move it in because the performance and uniqueness of endovascular aspect of our franchise.

On the PV side, we have what they don’t have so it is one plus one equals three or four. As I said in the beginning, this acquisition is one plus one equals five. So you look at those businesses, one plus one equals three or four here. So I don’t think those businesses are being seen to be synergized from a cost point of view but to accelerate sales market share growth, those are the things we want to do and I think that is what is in their mind. I don’t want to speak for Medtronic or Omar but I believe that was one of the premises that we put in place.

Shagun Singh - CRT Capital Group - Analyst

Thank you. So I was just wondering if all goes as planned what is the timeline between the S4 becoming effective and closing? Thank you for taking the questions.

Cole Lannum - Covidien PLC - VP of IR

What we have said about that is first of all, the closing date we have now said will be in early 2015. In between the S4 and the close, the things that we need to do is we need to finish up all of the geographies for Antitrust passing and we need to get successful shareholder vote for both Medtronic and for Covidien. At this point, we can’t comment on the timing of the shareholder vote because that is still dependent upon getting the S4 effective.

Having said that, last week is when we filed that joint 8-K with Medtronic. We said we feel we will be closing the deal in the first part of calendar 2015. Okay?

Thank you, operator. Thank you, Shagun and thanks everybody for your questions. Stick with me for just one second here a couple of follow-up items.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.